SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 27, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 26, 2013 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0826/LTN20130826212.pdf with respect to the Company’s 2013 Interim Report released on August 26, 2013.

English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: August 27, 2013

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2013 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2013. This announcement, containing the full text of the 2013 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2013 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 4 September 2013.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
26 August 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

公司資料
Corporate Information

DIRECTORS

Non-Executive Directors
Si Xian Min *(Chairman)*
Wang Quan Hua
Yuan Xin An
Yang Li Hua (Appointed on 24 January 2013)

Executive Directors
Tan Wan Geng *(Vice Chairman and President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Li Shao Bin (Appointed on 24 January 2013)

Independent Non-Executive Directors
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

China Development Bank
Bank of China
China Construction Bank
The Export Import Bank of China
Industrial & Commercial Bank of China
Agricultural Bank of China

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

董事

非執行董事
司獻民*(董事長)*
王全華
袁新安
楊麗華(於2013年1月24日委任)

執行董事
譚萬庚*(副董事長、總經理)*
張子芳*(副總經理)*
徐杰波*(副總經理、財務總監)*
李韶彬(於2013年1月24日委任)

獨立非執行董事
貢華章
魏錦才
寧向東
劉長樂

監事

潘福*(監事會主席)*
李家世
張薇
楊怡華
梁忠高

聯席公司秘書

謝兵
劉巍

授權代表

徐杰波
劉巍

主要往來銀行

國家開發銀行
中國銀行
中國建設銀行
中國進出口銀行
中國工商銀行
中國農業銀行

法律顧問

歐華律師事務所
廣東正平天成律師事務所

公司資料
Corporate Information

SHARE REGISTRAR

Hong Kong Registrars Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

BNY Mellon Depositary Receipts
P.O. Box 43006
Providence, RI 02940-3006
U.S.A.

China Securities Depository and Clearing Corporation Limited
Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road
Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou 510405
PRC
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

PricewaterhouseCoopers
22/F Prince's Building Central
10 Chater Road
Hong Kong

PRC AUDITORS

PricewaterhouseCoopers Zhong Tian LLP
11/F PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road
Huangpu District
Shanghai
PRC

股份過戶登記處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17M樓

BNY Mellon Depositary Receipts
P.O. Box 43006
Providence, RI 02940–3006
U.S.A.

中國証券登記結算有限責任公司
上海分公司
中國上海
陸家嘴東路166號
中國保險大廈36樓

公司總部

中國廣州
機場路278號
510405
網址：www.csair.com

香港註冊辦事處

香港
金鐘道95號
統一中心
9樓B1室

境外核數師

羅兵咸永道會計師事務所
香港
遮打道10號
中環太子大廈22樓

境內審計師

普華永道中天會計師事務所(特殊普通合夥)
中國上海
黃浦區湖濱路202號
企業天地2號樓
普華永道中心11樓

業務回顧及展望
Review and Prospects

During the reporting period, international economic conditions were still complicated, and the growth of major economies was diversified. While the global economy slowly recovered, driving force was limited resulting in a continuous economic downturn. There has been greater downward pressure for domestic economy with a slightly dropping economic growth rate as compared with the same period last year, but major economic indicators were still within our range of expectation. Generally speaking, the domestic economy is experiencing a transition period in economic growth rate, structural adjustment and preliminary adaptation stage of stimulating policies and thus, China Southern Airlines Company Limited (the "Company") is facing increasingly complicated and ever-changing external economic conditions. Having been influenced by domestic and international economic conditions and with the emerging unfavourable factors, including slowing-down market demand, rapidly increasing capacity of airline industry and continuous operation commencement of high-speed rail, the domestic aviation market faced a fiercer competition, which put the Company's operation under a greater pressure.

報告期內，國際經濟形勢依然錯綜複雜，主要經濟體經濟增長出現分化。全球經濟緩慢復蘇，但增長動力不足，持續低迷。我國經濟下行壓力不斷加大，經濟增速同比略有下降，但主要經濟指標仍處於年度預期目標區間內。總體來看，我國經濟正處於增長速度換擋期、結構調整陣痛期和前期刺激政策消化期疊加的階段，中國南方航空股份有限公司(「本公司」)面臨的外部經濟環境複雜多變且日益嚴峻。受國內外經濟形勢影響，隨著市場需求增速放緩、行業運力快速增加和高鐵不斷開通運營等不利因素效應逐漸顯現，我國航空市場競爭更加激烈，本公司經營面臨較大壓力。

Under the complicated and severe economic and industrial environments, the Company focused on strengthening its safety management and improving the quality of revenue. Through continuous strategic transformation and active implementation of comprehensive budget management, the Company advanced cost control measures and achieved a satisfactory result under such challenging operation conditions.

面對複雜嚴峻的經濟和行業形勢，本公司著力加強安全監管力度，全力以赴提升收益品質，持續推進戰略轉型，積極推動全面預算管理，扎實做好成本控制，在不利的經營形勢下取得了較好的業績。

During the reporting period, the Company strove to ensure safety operation through certain measures such as safety rectification and check and holding safety technical seminars to keep strengthening the aviation safety management. By the end of the reporting period, the Company achieved records of 164 consecutive months of aviation safety and 228 consecutive months of aviation security.

報告期內，本公司通過開展安全整頓與檢查、召開安全技術研討會等措施，持續加強航空安全管理，確保了上半年的安全運行。截至本報告期末，本公司已連續保障了164個月的飛行安全和228個月的空防安全。

During the reporting period, total traffic volume achieved by the Company and its subsidiaries (the "Group") amounted to 8,273 million RTKs, representing an increase of 8.1% from the same period last year; passengers carried was 43.80 million, representing an increase of 6.3% from the same period last year; cargo and mail traffic volume amounted to 590,000 tonnes, representing an increase of 2.3% from the same period last year.

報告期內，本公司及其附屬公司(「本集團」)共完成運輸總周轉量82.73億收費噸公里，同比增長8.1%；實現旅客運輸量4,380萬人次，同比增長6.3%；實現貨郵運輸量59.0萬噸，同比增長2.3%。

During the reporting period, the Company continued to promote strategic transformation, and the operation quality for international flights kept improving. Passenger load factor for international flights increased by 3.0 percentage points as compared with the same period last year, while revenue from transit and the number of transit passengers of international flights maintained a rapid growth. The sixth freedom traffic connection maintained its rapid growing momentum. The Company continuously strengthened the construction of transit hub and network establishment, thereby enhanced the concentration and support capability of the hub as well as network sales, which further extended the influence of "Canton Route".

報告期內，本公司持續推進戰略轉型，國際經營水平持續改善。國際航線客座率同比提升3.0個百分點，中轉收入、國際中轉人次均保持快速增長，第六航權中轉人次持續高增長態勢。公司持續加強中轉樞紐建設和網路建設，樞紐的集中度和服務保障能力與網路銷售能力不斷得到提高，"廣州之路"的影響力進一步擴大。

業務回顧及展望
Review and Prospects

During the reporting period, the Company actively advanced its comprehensive budget management and preliminarily established a comprehensive budget management system and raised the cost control awareness throughout the Group. The Company strove to encourage all staff to participate in comprehensive budget management and make it cover all procedures and to realise a thorough tracking system. In addition, by virtue of comprehensive checking on budget management, the Company improved the controls on budget implementation and made recommendation and rectification plan for numerous specific cost items, which further improved its cost control standard.

報告期內，本公司積極推進全面預算管理，初步建立了全面預算管理體系，全員成本管控意識不斷增強。公司通過開展全面預算管理，努力實現企業全員參與，企業經營全流程覆蓋以及全過程跟蹤。通過全面預算管理診斷，加強了預算執行控制，對多項專項成本都提出了優化建議和整改方案，成本控制水平得到了進一步提高。

During the reporting period, the Group's total traffic revenue was RMB44,495 million, representing a decrease of RMB874 million or 1.9% from the same period last year, mainly due to the VAT reform which leads to the decrease of domestic revenue of RMB2,658 million. Meanwhile, the Group's total traffic volume increased by 8.1% to 8,273 million RTKs. Passenger load factor was 80.1%, representing an increase of 0.6 percentage point from the same period last year. Passengers carried were 43.80 million, representing an increase of 6.3% from the same period last year. The average utilisation rate of the Group's aircraft was 9.60 hours per day during the reporting period, representing a decrease of 0.19 hour or 1.9% from the same period last year.

報告期內，本集團的運輸收入總額為人民幣444.95億元，比去年同期減少人民幣8.74億元或1.9%，主要是由於營業稅改增值稅導致國內收入下降26.58億元。同時，運輸總周轉量上升8.1%至82.73億收費噸公里。客座率為80.1%，同比增加0.6個百分點，實現旅客運輸量4,380萬人次，同比增長6.3%。報告期內，本集團的飛機日利用率為每日9.60小時，比去年同期減少0.19小時或1.9%。

Passenger revenue during the reporting period was RMB41,565 million, down 1.6% from the same period last year, representing 93.4% of the Group's total traffic revenue. Passenger traffic volume increased by 10.2% to 70,720 million RPKs. The overall passenger yield per RPK decreased by 10.6% from RMB0.66 to RMB0.59.

報告期內，客運收入為人民幣415.65億元，比去年同期減少1.6%，佔本集團運輸收入總額的93.4%。客運量為707.20億收費客公里，比去年同期增加10.2%。本集團期內的每收費客公里收益比去年同期的人民幣0.66元減少10.6%至人民幣0.59元。

Domestic passenger revenue was RMB33,674 million, down 3.5% from the same period last year. Domestic passenger revenue accounted for 81.0% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 9.2% while passenger traffic volume, in terms of RPKs, increased by 9.3% from the same period last year, resulting in a increase in passenger load factor of 0.1 percentage point to 81.3%. During the reporting period, the passenger yield per RPK decreased by 11.8% from RMB0.68 to RMB0.60.

國內客運收入為人民幣336.74億元，比去年同期減少3.5%，佔客運收入總額的81.0%。國內客運能力(以可用座位公里計算)與去年同期相比增加9.2%，而客運量(以收費客公里計算)則比去年同期增加9.3%，本集團之客座率上升了0.1個百分點至81.3%。本集團報告期內的每收費客公里收益比去年同期的人民幣0.68元減少11.8%至人民幣0.60元。

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,031 million, representing a decrease of 1.3% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.5% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 2.7% while passenger traffic volume, in terms of RPKs, decreased by 3.2% from the same period last year, resulting in a decrease in passenger load factor of 0.4 percentage point to 71.0%. The passenger yield per RPK increased by 1.2% from RMB0.84 to RMB0.85.

港澳臺地區客運收入為人民幣10.31億元，比去年同期減少1.3%，佔客運收入總額的2.5%。港澳臺地區航綫在客運能力(以可用座位公里計算)與去年同期相比下降2.7%。客運量(以收費客公里計算)比去年同期下降了3.2%，本集團之客座率比去年同期下降了0.4個百分點至71.0%。每收費客公里收益由去年同期的人民幣0.84元上升1.2%至人民幣0.85元。

Passenger revenue for the Group's international routes amounted to RMB6,860 million, representing an increase of 8.5% from the same period last year. International passenger revenue accounted for 16.5% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 10.9% while passenger traffic volume, in terms of RPKs, increased by 15.4% from the same period last year, resulting in an increase in passenger load factor of 3.0 percentage points to 76.6%. The passenger yield per RPK decreased by 5.7% from RMB0.53 to RMB0.50.

國際客運收入為人民幣68.60億元，比去年同期增加8.5%，佔總客運收入的16.5%。國際航綫在客運能力(以可用座位公里計算)與去年同期相比增加10.9%，而客運量(以收費客公里計算)則比去年同期增加15.4%，客座率上升了3.0個百分點至76.6%，每收費客公里收益由去年同期的人民幣0.53元減少5.7%至人民幣0.50元。

業務回顧及展望
Review and Prospects

Cargo and mail revenue was RMB2,930 million, a decrease of 6.0% from the same period last year. Cargo and mail revenue accounted for 6.6% of the total traffic revenue. Cargo and mail carried increased by 2.3% to 590,000 tonnes from the same period last year. The cargo and mail yield per tonne kilometre decreased by 8.1% from RMB1.60 to RMB1.47.

貨運及郵運收入為人民幣29.30億元，比去年同期減少6.0%，佔運輸收入的6.6%。貨運及郵運量增加2.3%至59.0萬噸。每貨運及郵運噸公里收益由去年同期的人民幣1.60元減少8.1%至人民幣1.47元。

Total operating expenses increased by 1.7% to RMB46,621 million from the same period last year, primarily due to the combined effect of increase in landing and navigation fees, sales commission fees and other operating costs.

營運開支總額為人民幣466.21億元，比去年同期增加1.7%，主要由於飛機起降費、導航費、業務代理手續費以及其他經營成本增加的影響所致。

Flight operations expenses decreased by 2.9% to RMB26,012 million from the same period last year.

航班營運開支為人民幣260.12億元，比去年同期減少2.9%。

Maintenance expenses increased by 1.7% to RMB3,754 million from the same period last year. It is mainly due to increased routine maintenance as a result of fleet expansion during the reporting period.

維修開支為人民幣37.54億元，比去年同期增加1.7%，主要由於日常維修隨著機隊規模擴大所致。

Aircraft and traffic servicing expenses increased by 9.9% to RMB6,819 million.

飛機及運輸服務開支為人民幣68.19億元，比去年同期增加9.9%。

Promotion and sales expenses increased by 14.8% to RMB3,665 million from the same period last year, mainly due to the increase in sales commission.

宣傳及銷售開支為人民幣36.65億元，比去年同期增加14.8%，主要由於業務代理手續費增加所致。

General and administrative expenses increased by 2.1% to RMB1,437 million from the same period last year, mainly due to the business expansion.

行政及管理開支為人民幣14.37億元，比去年同期增加2.1%，主要由於業務規模擴大所致。

Depreciation and amortization expenses increased by 9.2% to RMB4,324 million from the same period last year, mainly due to the increased number of owned and finance-leased aircraft during the second half of 2012 and the first half of 2013.

折舊及攤銷開支為人民幣43.24億元，比去年同期增加9.2%，主要由於2013年上半年和2012年下半年自有及融資租賃飛機數目上升所致。

Interest expense increased by 19.0% to RMB753 million from the same period last year, mainly due to the increase in average effective interest rate and weighted average balance of bank and other loans and obligations under finance leases during the reporting period.

利息支出為人民幣7.53億元，比去年同期增加19.0%，主要是由於平均實際利率及銀行及其他貸款和融資性租賃負債加權平均餘額增加所致。

Net exchange gain of RMB1,516 million was recorded during the reporting period, mainly due to Renminbi appreciated against US dollars. For the same period last year, net exchange loss of RMB314 million was recorded, mainly due to the depreciation of Renminbi against US dollars.

由於報告期內人民幣對美元升值，本集團錄得人民幣15.16億元的淨匯兑收益，而去年同期由於人民幣對美元貶值，公司實現淨匯兑損失為人民幣3.14億元。

Income tax expense increased by 65.8% to RMB242 million from the same period last year, mainly due to the permanent differences in the annual corporate tax final settlement in 2012.

所得税費用為人民幣2.42億元，相比去年同期增加65.8%，主要是由於前一年度所得税匯算清繳的永久性差異所致。

As a result of the aforementioned factors, for the six months ended 30 June 2013, the Group recorded a net profit after tax of RMB642 million, as compared to a net profit after tax of RMB956 million for the same period last year.

綜合以上所述原因，在截至2013年6月30日止的6個月內本集團錄得税後淨利潤為人民幣6.42億元，而去年同期税後淨利潤則為人民幣9.56億元。

業務回顧及展望
Review and Prospects

In the second half of the year, the Company will continue to ensure the aviation safety and gradually to establish the long-term mechanism of safety management. The Company will pay close attention to the market change in order to firmly grasp business opportunity during the peak season, make timely adjustment on market strategy and improve the operational quality. The Company will increase the sense of crisis, strengthen the transit sales, accelerate the service transformation while maintain the strategic transformation. The Company shall intensify its effort to promote an effective and comprehensive budget management. In summary, facing with the severe and complicated operating environment, the Company will strive to achieve the targeted business objectives in 2013 in the second half of the year .

下半年，本公司將全力保障持續安全，逐步建立安全管理的長效機制；要緊抓旺季經營機遇，密切關注市場變化，及時調整市場策略，全力提升經營品質；要增強危機意識，加大中轉銷售力度，加快推動服務轉型，持續推進戰略轉型；要加大工作力度，推進全面預算管理儘快見成效。綜上所述，面對嚴峻複雜的經營形勢，公司在下半年將全力以赴，爭取實現全年經營目標。

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2013, the Group's current liabilities exceeded its current assets by RMB30,893 million, which included bank and other loans, and obligations under finance leases repayable within one year totaling RMB25,902 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company (the "Directors") had considered the Group's sources of liquidity and believed that adequate funding was available to fulfill the Group's short term obligations and capital expenditure requirements.

As at 30 June 2013, the Group's borrowings totaled RMB82,203 million, representing an increase of RMB8,243 million from RMB73,960 million as at 31 December 2012. The borrowings were mainly denominated in US dollars, with 6.37% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB25,902 million, RMB8,072 million, RMB15,459 million, RMB7,740 million and RMB25,030 million will be repayable in the twelve months ending 30 June 2014, 2015, 2016, 2017, 2018 and thereafter, respectively. As at 30 June 2013, cash and cash equivalents and pledged bank deposits of the Group totaled RMB9,412 million, representing a decrease of RMB670 million from RMB10,082 million as at 31 December 2012. Of the total balance, 13.20% was denominated in foreign currencies.

流動資金情況、財政資源與資本結構

於2013年6月30日，本集團淨流動負債為人民幣308.93億元，其中包括總額為人民幣259.02億元的於一年內需償還的銀行及其他貸款及融資性租賃負債。本集團的流動資金狀況主要取決於本集團維持足夠營運現金流入以應付到期債務的能力，以及其取得外部融資以應付未來已承擔的資本性開支之能力。在編製中期財務報告時，本公司董事已考慮影響本集團流動資金狀況的要素，並認為本集團有足夠資金應付短期債務及資本性開支要求。

於2013年6月30日，本集團的借貸總額為人民幣822.03億元，較2012年12月31日的人民幣739.60億元增加人民幣82.43億元。這些借貸主要以美元為單位，其中6.37%為固定利率借貸。在這些借貸當中，人民幣259.02億元、人民幣80.72億元、人民幣154.59億元、人民幣77.40億元及人民幣250.30億元分別將於截至2014年、2015年、2016年、2017年、2018年6月30日止12個月及其後償還。於2013年6月30日，本集團的現金及現金等價物及質押銀行存款總值人民幣94.12億元，其中13.20%以外幣為單位，較2012年12月31日的人民幣100.82億元減少人民幣6.70億元。

業務回顧及展望
Review and Prospects

As at 30 June 2013, net debts (aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other payables less cash and cash equivalents and pledged bank deposits) increased by 10.4% to RMB95,672 million, compared to RMB86,669 million as at 31 December 2012.

於2013年6月30日之淨債務(借款，融資租賃負債，應付帳款，票證結算，應付關聯公司款項，預提費用及其他應付款的總額減去現金及現金等價物及質押銀行存款)為人民幣956.72億元，較2012年12月31日的人民幣866.69億元上升了10.4%。

As at 30 June 2013, total equity attributable to equity shareholders of the Company amounted to RMB32,687 million, a decrease of RMB152 million from RMB32,839 million as at 31 December 2012, mainly due to the declaration of cash dividend during the reporting period. Total equity as at 30 June 2013 amounted to RMB39,880 million (31 December 2012: RMB39,734 million).

於2013年6月30日，本公司股東應佔權益為人民幣326.87億元，較2012年12月31日的人民幣328.39億元減少了人民幣1.52億元，主要為本報告期內宣佈發放現金股利所致。於2013年6月30日，權益總額為人民幣398.80億元(2012年12月31日：人民幣397.34億元)。

Ratio of net debt to total equity of the Group as at 30 June 2013 was 240%, as compared to 218% as at 31 December 2012.

本集團於2013年6月30日的淨債務對權益總額比率為2.40倍，於2012年12月31日則為2.18倍。

FINANCIAL RISK MANAGEMENT POLICY

財務風險管理政策

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has a significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

外幣風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部分的融資租賃負債、銀行及其他貸款及經營租賃承擔均以外幣為單位，主要是美元、新加坡元及日元。由於本集團的外幣負債一般都高於外幣資產，故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, such mechanism allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to the fluctuation in jet fuel price.

燃油價格風險

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑，管理其因國內航油價格變動所承受的風險。但是根據國家發展與改革委員會及中國民用航空局於2009年發佈建立國內航綫旅客運輸燃油附加與航空煤油價格聯動機制的規定，航空公司在規定範圍內可自主確定國內航綫旅客燃油附加費收取標準。該聯動機制可在一定程度上降低本集團航油價格波動風險。

MAJOR CHARGES ON ASSETS

As at 30 June 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB69,199 million (as at 31 December 2012: RMB60,538 million) were mortgaged under certain loans or certain lease agreements.

重大資產抵押

於2013年6月30日，本集團有賬面總值約為人民幣691.99億元之飛機已分別用作若干貸款及租賃協議的抵押品(2012年12月31日：人民幣605.38億元)。

業務回顧及展望
Review and Prospects

COMMITMENTS

As at 30 June 2013, the Group had capital commitments of approximately RMB63,624 million (as at 31 December 2012: RMB75,129 million). Of such amounts, RMB59,730 million was related to the acquisition of aircraft and related flight equipment and RMB3,894 million for other projects.

承諾

本集團於2013年6月30日的資本承諾約為人民幣636.24億元(2012年12月31日：人民幣751.29億元)，其中約人民幣597.30億元關於購買飛機及飛行相關設備和人民幣38.94億元關於其他項目。

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 25 to the interim financial report prepared under the International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34").

或有負債

本集團之或有負債詳情刊於按國際會計準則第34號「中期財務報告」編製的中期財務報告附註25。

DIVIDENDS

The board of Directors (the "Board") does not recommend to declare an interim dividend for the six months ended 30 June 2013.

股息

本公司董事會未建議宣派截至2013年6月30日止6個月的中期股息。

CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

There is no information relating to the changes of Directors and supervisors of the Company (the "Supervisors") required to be disclosed pursuant to Rule 13.51B(1) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since the date of the 2012 Annual Report.

根據上市規則第13.51B (1)條之董事或監事變更資料

自2012年年報之後，並無根據《香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)》第13.51B(1)條需作出披露之董事或監事變更資料。

STRUCTURE OF SHARE CAPITAL

As at 30 June 2013, the share capital of the Company comprised the following:

股本結構

於2013年6月30日，本公司的股本包括以下股份：

Category of Shares 股份類別		Number of Shares held 股份數目	Percentage to the total share capital (%) 約佔股本總數的百分比(%)
A Shares with selling restrictions	有限售條件的A股	123,900,000	1.26%
H Shares	H股	2,794,917,000	28.47%
A Shares without selling restrictions	無限售條件的A股	6,898,750,000	70.27%
Total issued Shares	股本總數	9,817,567,000	100.00%

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2013, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

主要股東

於2013年6月30日，就本公司董事、最高行政人員及監事所知悉，除本公司董事、最高行政人員或監事之外的下述人士於本公司之股份或相關股份中擁有根據《證券及期貨條例》(「證券及期貨條例」)第336條而須置存的本公司股東權益登記冊所載錄的權益或淡倉如下：

Name of shareholders 股東姓名	Capacity 身份	Types of Shares 股份類別	Number of Shares held 所持股份數目	% of the total issued A Shares of the Company 約佔已發行A股總數的百分比	% of the total issued H Shares of the Company 約佔已發行H股總數的百分比	% of the total issued share capital of the Company 約佔本公司已發行股本總數的百分比
China Southern Air Holding Company ("CSAHC") (Note 1) 中國南方航空集團公司(「南航集團」)(註1)	Beneficial owner 實益擁有人	A Shares A股	4,150,050,000 (L)	59.10%	–	42.27%
	Interest of controlled corporations 受控制法團權益	H Shares H股	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total 小計	5,214,820,000 (L)	–	–	53.12%
Nan Lung Holding Limited ("Nan Lung") (Note 1) 南龍控股有限公司(「南龍」)(註1)	Beneficial owner 實益擁有人 Interest of controlled corporations 受控制法團權益	H Shares H股	1,064,770,000 (L)	–	38.10%	10.85%
FIL Limited (Note 2) FIL Limited (註2)	Investment Manager 投資經理	H Share H股	165,648,000 (L)	–	5.93%	1.69%

Note:

1. CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2. According to the disclosure of interests form filed by FIL Limited, it was interested in an aggregate of 136,638,000 H Shares in the capacity as an investment manager since 11 July 2013, representing approximately 4.89% of the then total issued H Shares of the Company.

註：

1 南航集團被視為透過其於香港之全資子公司於合共1,064,770,000股H股股份中擁有權益，其中31,120,000股H股乃由亞旅實業有限公司直接持有(佔當時已發行H股總數之約1.11%)，1,033,650,000股H股乃由南龍直接持有(佔當時已發行H股總數之約36.98%)。由於亞旅實業有限公司亦為南龍之間接全資子公司，因此南龍亦被視為於亞旅實業有限公司所持有之31,120,000股H股股份中擁有權益。

2 根據FIL Limited提交的權益披露表格，其自2013年7月11日起以投資經理身份於合共136,638,000股H股股份中擁有權益，佔本公司當時已發行H股股本之約4.89%。

Save as disclosed above, as at 30 June 2013, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文所披露者外，於2013年6月30日，就本公司董事、最高行政人員及監事所知，概無其他人士(本公司董事、最高行政人員或監事除外)於本公司股份或相關股份中擁有記錄於根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊的權益或淡倉。

業務回顧及展望
Review and Prospects

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the first half of 2013.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2013, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies"(the "Model Code") as set out in Appendix 10 of the Listing Rules.

HUMAN RESOURCES

As at 30 June 2013, the Group had an aggregate of 75,154 employees. The wages of the Group's employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2013, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2013 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

The Company has adopted a code of conduct, which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the period from 1 January 2013 to 30 June 2013.

購回、出售和贖回股份

本公司或其任何附屬公司在2013年上半年內，概無購回、出售和贖回本公司之股份。

董事及監事擁有的本公司股本權益

於2013年6月30日，本公司各董事、最高行政人員或監事概無在本公司或任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及／或債券證（視情況而定）中擁有任何根據《證券及期貨條例》而應知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事、最高行政人員或監事擁有的權益或淡倉）、或根據《證券及期貨條例》第352條規定而紀錄於本公司保存的登記冊的權益或淡倉、或根據《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》（「標準守則」）而應知會本公司及聯交所的權益或淡倉。

人力資源

於2013年6月30日，本集團共有員工75,154名。本集團員工之薪金主要包括基本薪金及花紅。

委託存款及逾期定期存款

於2013年6月30日，本集團存於金融機構或其他單位的存款沒有包括任何委託存款或已到期但本集團未能取回的定期存款。

遵守《標準守則》

經向本公司各董事個別查詢，本公司各董事截至2013年6月30日止6個月一直遵守《上市規則》附錄十所載的《標準守則》。

就本公司董事的證券交易方面，本公司所採納的操守準則並不比《標準守則》寬鬆。

遵守《企業管治守則》

本公司董事會認為，本集團於2013年1月1日至2013年6月30日止期間均一直遵守了《上市規則》附錄十四《企業管治守則》所載之守則條文。

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the unaudited interim financial report prepared in accordance with the International Accounting Standard 34.

審計委員會

本公司審計委員會與管理層及外部核數師已經審閱本集團之會計原則及常規，並討論有關財務報告事宜，包括審閱按《國際會計準則》第34號編製之未經審計中期財務報告。

MATERIAL LITIGATION

Save as disclosed in note 25 to the interim financial report, during the reporting period, the Company was not involved in any material litigation.

By order of the Board
Si Xian Min
Chairman of the Board

Guangzhou, the PRC
26 August 2013

重大訴訟

除於本中期財務報告附註25已披露的資料外，於報告期內，本公司無重大訴訟。

承董事會命
司獻民
董事長

中國 • 廣州
二零一三年八月二十六日

經營數據摘要
Operating Data Summary

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Six months ended 30 June 截至6月30日止6個月 2013	2012	2013vs 2012 Increase/ (decrease) 增長／(減少)	%/ (%)
Capaciy	**運載力**				
Available seat kilometres(ASKs) (million)	可用座位公里(ASKs)(百萬)				
– Domestic	–國內	**68,522**	62,748	**5,774**	9.2
– Hong Kong, Macau and Taiwan	–港澳臺地區	**1,703**	1,751	**(48)**	(2.7)
– International	–國際	**18,056**	16,281	**1,775**	10.9
Total	合計	**88,281**	80,780	**7,501**	9.3
Available tonne kilometres(ATKs) (million)	可用噸公里(ATKs)(百萬)				
– Domestic	–國內	**7,809**	7,244	**565**	7.8
– Hong Kong, Macau and Taiwan	–港澳臺地區	**194**	201	**(7)**	(3.5)
– International	–國際	**3,774**	3,675	**99**	2.7
Total	合計	**11,777**	11,120	**657**	5.9
Kilometres flown (thousand)	飛行公里(千)	**543,990**	502,654	**41,336**	8.2
Hours flown (thousand)	飛行小時(千)	**872**	807	**65**	8.1
Number of landing and takeoff (thousand)	起降次數(千)	**384**	362	**22**	6.1
Traffic	**空運量**				
Revenue passenger kilometres(RPKs) (million)	收費客公里(RPKs)(百萬)				
– Domestic	–國內	**55,678**	50,946	**4,732**	9.3
– Hong Kong, Macau and Taiwan	–港澳臺地區	**1,210**	1,250	**(40)**	(3.2)
– International	–國際	**13,832**	11,986	**1,846**	15.4
Total	合計	**70,720**	64,182	**6,538**	10.2
Revenue tonne kilometres(RTKs) (million)	收費噸公里(RTKs)(百萬)				
– Domestic	–國內	**5,616**	5,180	**436**	8.4
– Hong Kong, Macau and Taiwan	–港澳臺地區	**114**	119	**(5)**	(4.2)
– International	–國際	**2,543**	2,352	**191**	8.1
Total	合計	**8,273**	7,651	**622**	8.1
Passengers carried (thousand)	載客人次(千)				
– Domestic	–國內	**39,334**	36,942	**2,392**	6.5
– Hong Kong, Macau and Taiwan	–港澳臺地區	**944**	955	**(11)**	(1.2)
– International	–國際	**3,522**	3,309	**213**	6.4
Total	合計	**43,800**	41,206	**2,594**	6.3
Cargo and mail carried (thousand tonne)	貨運及郵運量(千噸)				
– Domestic	–國內	**427**	416	**11**	2.6
– Hong Kong, Macau and Taiwan	–港澳臺地區	**7**	8	**(1)**	(12.5)
– International	–國際	**156**	153	**3**	2.0
Total	合計	**590**	577	**13**	2.3

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

經營數據摘要(續)
Operating Data Summary (continued)

		Six months ended 30 June 截至6月30日止6個月 2013	2012	2013 vs 2012 Increase/ (decrease) 增長/(減少)	%/ (%)
Load factors	**載運率**				
Passenger load factor (RPK/ASK) (%)	客座率(RPK/ASK)(%)				
– Domestic	–國內	**81.3**	81.2	**0.1**	0.1
– Hong Kong, Macau and Taiwan	–港澳臺地區	**71.0**	71.4	**(0.4)**	(0.6)
– International	–國際	**76.6**	73.6	**3.0**	4.0
Overall	平均	**80.1**	79.5	**0.6**	0.8
Overall load factor (RTK/ATK) (%)	平均載運率(RTK/ATK)(%)				
– Domestic	–國內	**71.9**	71.5	**0.4**	0.6
– Hong Kong, Macau and Taiwan	–港澳臺地區	**58.7**	59.2	**(0.5)**	(0.8)
– International	–國際	**67.4**	64.0	**3.4**	5.3
Overall	平均	**70.2**	68.8	**1.4**	2.0
Yield	**收益**				
Yield per RPK (RMB)	每收費客公里收益(人民幣)				
– Domestic	–國內	**0.60**	0.68	**(0.08)**	(11.8)
– Hong Kong, Macau and Taiwan	–港澳臺地區	**0.85**	0.84	**0.01**	1.2
– International	–國際	**0.50**	0.53	**(0.03)**	(5.7)
Overall	平均	**0.59**	0.66	**(0.07)**	(10.6)
Yield per cargo and mail tonne kilometre (RMB)	每貨運及郵運噸公里收益(人民幣)	**1.47**	1.60	**(0.13)**	(8.1)
Yield per RTK (RMB)	每收費客噸公里收益(人民幣)				
– Domestic	–國內	**6.17**	6.94	**(0.77)**	(11.1)
– Hong Kong, Macau and Taiwan	–港澳臺地區	**9.43**	9.19	**0.24**	2.6
– International	–國際	**3.45**	3.54	**(0.09)**	(2.5)
Overall	平均	**5.38**	5.93	**(0.55)**	(9.3)
Fleet	**機隊**				
Total number of aircraft at period end	期末飛機總數				
– Boeing	–波音	**260**	235	**25**	10.6
– Airbus	–空中客車	**239**	214	**25**	11.7
– Others	–其他	**26**	19	**7**	36.8
Total	合計	**525**	468	**57**	12.2
Aircraft utilisation rate (hours per day)	飛機日利用率(小時/日)	**9.60**	9.79	**(0.19)**	(1.9)

審閱報告
Review Report

TO THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the condensed interim consolidated financial information set out on pages 15 to 45, which comprise the condensed interim consolidated balance sheet of China Southern Airlines Company Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2013 and the related condensed interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting"("IAS 34"). The Board of the Company are responsible for the preparation and presentation of the interim financial information in accordance with International Financial Reporting Standards. Our responsibility is to express a conclusion on the interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information is not prepared in all material respects, in accordance with IAS 34.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2013

致中國南方航空股份有限公司董事會

(於中華人民共和國註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第15頁至第45頁的簡明中期合併財務資料，此簡明中期合併財務資料包括中國南方航空股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一三年六月三十日的簡明中期合併資產負債表與截至該日止六個月期間的相關簡明中期合併利潤表、綜合收益表、權益變動表和現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)的規定。貴公司董事會須負責根據國際會計準則編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據國際審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程式。審閱的範圍遠小於根據國際審計準則進行審計的範圍，故不能令我們可保證我們將知悉在審計中可能被發現的所有重大事項。因此，我們不會發表審計意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信簡明中期財務資料在各重大方面未有根據國際會計準則第34號編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零一三年八月二十六日

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

簡明中期合併利潤表
Condensed Interim Consolidated Statement of Income

截至2013年6月30日止6個月 For the six months ended 30 June 2013

		Note 附註	(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Operating revenue	**經營收入**			
Traffic revenue	運輸收入		**44,495**	45,369
Other operating revenue	其他經營收入		**1,710**	1,578
Total operating revenue	**經營收入總額**	6	**46,205**	46,947
Operating expenses	**營運開支**			
Flight operations	航班營運開支		**26,012**	26,777
Maintenance	維修開支		**3,754**	3,690
Aircraft and transportation service expenses	飛機及運輸服務開支		**6,819**	6,206
Promotion and selling expenses	宣傳及銷售開支		**3,665**	3,193
General and administrative	行政及管理開支		**1,437**	1,408
Depreciation and amortisation	折舊及攤銷		**4,324**	3,958
Others	其他		**610**	609
Total operating expenses	**營運開支總額**		**46,621**	45,841
Other net income	**其他收入淨額**	10	**302**	666
Operating (loss)/profit	**經營(虧損)/利潤**	12	**(114)**	1,772
Interest income	利息收入		**140**	106
Interest expense	利息支出	9	**(753)**	(633)
Share of associates' results	應佔聯營公司業績		**35**	43
Share of jointly controlled entities' results	應佔合營公司業績		**49**	62
Exchange gain/(loss),net	匯兌收益/(虧損),淨額		**1,516**	(314)
Dividend income	股息收入		**11**	12
Gain on disposal of a subsidiary	出售子公司股權淨收益		**–**	54
Profit before income tax	**稅前利潤**		**884**	1,102
Income tax	所得稅費用	11	**(242)**	(146)
Profit for the period	**本期利潤**		**642**	956
Profit attributable to:	年度淨利潤歸屬於:			
Equity shareholders of the Company	本公司權益持有者		**344**	424
Non-controlling interests	非控制性權益		**298**	532
			642	956
Earnings per share attributable to the equity shareholders of the Company during the period	本期本公司權益持有者應佔每股收益			
Basic and diluted	基本及攤薄	13	**RMB 0.04**	RMB 0.04
Dividends	**股利**	22	**–**	–

簡明中期合併綜合收益表
Condensed Interim Consolidated Statement of Comprehensive Income

截至2013年6月30日止6個月 For the six months ended 30 June 2013

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

		Note 附註	(Unaudited)（未經審計）Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Profit for the period	**本期利潤**		**642**	956
Other comprehensive income/(loss) for the period	**本期其他綜合收益／（損失）**			
Items that may be reclassified subsequently to profit or loss:	可能期後被重分類至利潤表的項目：			
Fair value movement of available-for-sale financial assets	可供出售金融資產公允價值變動		**(12)**	4
Share of other comprehensive income of an associate	應佔聯營公司之其他綜合收益		**1**	2
Deferred income tax relating to above items	與以上項目有關的遞延所得稅影響		**3**	(1)
Total comprehensive income for the period	**本期綜合收益總額**		**634**	961
Total comprehensive income attributable to:	**總綜合收益歸屬於：**			
Equity shareholders of the Company	本公司權益持有者		**339**	429
Non-controlling interests	非控制性權益		**295**	532
Total comprehensive income for the period	**本期綜合收益總額**		**634**	961

The notes on pages 21 to 45 form part of this interim financial information.

第21頁至第45頁所載的附註為本中期財務資料的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

簡明中期合併資產負債表
Condensed Interim Consolidated Balance Sheet

於2013年6月30日 At 30 June 2013

		Note 附註	**(Unaudited) (未經審計) 30 June 2013 於2013.6.30 RMB million 人民幣百萬元**	(Audited) (經審計) 31 December 2012 於2012.12.31 RMB million 人民幣百萬元
Non-current assets	**非流動資產**			
Property, plant and equipment, net	物業、機器及設備，淨額	14	**109,610**	100,040
Construction in progress	在建工程	15	**16,706**	18,689
Lease prepayments	預付租賃款	16	**2,163**	2,198
Interest in associates	投資於聯營公司		**1,042**	1,033
Interest in jointly controlled entities	投資於合營公司		**1,148**	1,103
Other investments in equity securities	其他股權投資		**160**	160
Lease deposits	設備租賃訂金		**552**	672
Available-for-sale financial assets	可供出售金融資產		**57**	69
Deferred tax assets	遞延所得稅資產		**1,029**	1,223
Other assets	其他資產		**457**	480
			132,924	125,667
Current assets	**流動資產**			
Inventories	存貨		**1,698**	1,708
Trade receivables	應收賬款	17	**2,484**	1,853
Other receivables	其他應收款	18	**3,197**	2,139
Prepaid expenses and other current assets	預付費用及其他流動資產		**820**	758
Amounts due from related companies	應收關聯公司款項	24(c)	**367**	247
Cash and cash equivalents	現金及現金等價物		**9,412**	10,082
			17,978	16,787
Current liabilities	**流動負債**			
Borrowings	借款	19	**23,094**	21,899
Current portion of obligations under finance leases	融資租賃負債的流動部分	21	**2,808**	2,494
Trade payables	應付賬款	20	**2,737**	1,825
Sales in advance of carriage	票證結算		**4,529**	4,854
Current income tax	應付所得稅		**88**	346
Amounts due to related companies	應付關聯公司款項	24(c)	**352**	308
Accrued expenses	預提費用		**10,959**	11,800
Other payables	其他應付款		**4,304**	4,004
			48,871	47,530
Net current liabilities	淨流動負債		**(30,893)**	(30,743)
Total assets less current liabilities	總資產減流動負債		**102,031**	(94,924)

簡明中期合併資產負債表（續）
Condensed Interim Consolidated Balance Sheet (continued)

於2013年6月30日 At 30 June 2013

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

		Note 附註	(Unaudited) （未經審計） 30 June 2013 於2013.6.30 RMB million 人民幣百萬元	(Audited) （經審計） 31 December 2012 於2012.12.31 RMB million 人民幣百萬元
Non-current liabilities	**非流動負債**			
Borrowings	借款	19	**31,806**	30,196
Obligations under finance leases	融資租賃負債	21	**24,495**	19,371
Deferred revenue	遞延收入		**3,092**	2,850
Provision for major overhauls	大修準備		**1,034**	902
Provision for early retirement benefits	提早退休福利準備		**50**	66
Deferred benefits and gains	遞延收益		**917**	1,011
Deferred tax liabilities	遞延所得稅負債		**757**	794
			62,151	55,190
Net assets	**淨資產**		**39,880**	39,734
Capital and reserves	**股本及儲備**			
Share capital	股本		**9,818**	9,818
Reserves	儲備	22(b)	**22,869**	23,021
Total equity attributable to equity shareholders of the Company	**歸屬於本公司權益持有者**		**32,687**	32,839
Non-controlling interests	**非控制性權益**		**7,193**	6,895
Total equity	**總權益**		**39,880**	39,734

The interim financial information have been approved for issue by the Board of Directors on 26 August 2013 and signed on its behalf.

本中期財務資料經由董事會於2013年8月26日批准及授權刊發。

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
司獻民	**譚萬庚**	**徐杰波**
Director	*Director*	*Director*
董事	*董事*	*董事*

The notes on pages 21 to 45 form part of this interim financial information.

第21頁至第45頁所載的附註為本中期財務報告的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

簡明中期合併權益變動表
Condensed Interim Consolidated Statement of Changes in Equity

截至2013年6月30日止6個月 For the six months ended 30 June 2013

		Attributable to equity shareholders of the Company 歸屬於本公司權益持有者							
		Share capital 股本 RMB million 人民幣百萬元	Share premium 股本溢價 RMB million 人民幣百萬元	Fair value reserves 公允價值儲備 RMB million 人民幣百萬元	Other reserves 其他儲備 RMB million 人民幣百萬元 (Note (a)) (附註(a))	Retained earnings 留存收益 RMB million 人民幣百萬元	Sub-total 小計 RMB million 人民幣百萬元	Non-controlling interests 非控制性權益 RMB million 人民幣百萬元	Total equity 權益合計 RMB million 人民幣百萬元
Six months ended 30 June 2012 (Unaudited)	**截至2012年6月30日止6個月(未經審計)**								
Balance at 1 January 2012	**於2012年1月1日**	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777
Profit for the period	本期利潤	–	–	–	–	424	424	532	956
Other comprehensive income	其他綜合收益	–	–	5	–	–	5	–	5
Total comprehensive income for the period	本期綜合收益總額	–	–	5	–	424	429	532	961
Dividends paid	派發股息	–	–	–	–	(1,964)	(1,964)	–	(1,964)
Acquisition of non-controlling interests in a subsidiary	收購子公司非控制性權益	–	–	–	–	(6)	(6)	(11)	(17)
Distributions to non-controlling shareholders of subsidiaries	分派予子公司非控制性權益的股息	–	–	–	–	–	–	(1)	(1)
Balance at 30 June 2012	於2012年6月30日	9,818	14,131	26	1,082	5,577	30,634	6,122	36,756
Six months ended 30 June 2013 (Unaudited)	**截至2013年6月30日止6個月(未經審計)**								
Balance at 1 January 2013	**於2013年1月1日**	**9,818**	**14,131**	**24**	**1,226**	**7,640**	**32,839**	**6,895**	**39,734**
Profit for the period	本期利潤	**–**	**–**	**–**	**–**	**344**	**344**	**298**	**642**
Other comprehensive loss	其他綜合損失	**–**	**–**	**(5)**	**–**	**–**	**(5)**	**(3)**	**(8)**
Total comprehensive income/(loss) for the period	本期綜合收益/損失總額	**–**	**–**	**(5)**	**–**	**344**	**339**	**295**	**634**
Dividends paid(note 22(a))	派發股息(附註22(a))	**–**	**–**	**–**	**–**	**(491)**	**(491)**	**–**	**(491)**
Capital injection from the non-controlling interest of a subsidiary	子公司非控制性權益注資的影響	**–**	**–**	**–**	**–**	**–**	**–**	**80**	**80**
Distributions to non-controlling shareholders of subsidiaries	分派予非控制性權益的股息	**–**	**–**	**–**	**–**	**–**	**–**	**(77)**	**(77)**
Balance at 30 June 2013	**於2013年6月30日**	**9,818**	**14,131**	**19**	**1,226**	**7,493**	**32,687**	**7,193**	**39,880**

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others (Note 22(b)).

附註(a):其他儲備為法定盈餘公積金、任意盈餘公積金及其他(附註22(b))。

The notes on pages 21 to 45 form part of this interim financial information.

第21頁至第45頁所載的附註為本中期財務資料的組成部分。

簡明中期合併現金流量表
Condensed Interim Consolidated Cash Flow

截至2013年6月30日止6個月 For the six months ended 30 June 2013

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

			(Unaudited) （未經審計） Six months ended 30 June 截至6月30日止6個月	
		Note 附註	2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Net cash generated from operating activities	經營活動的現金流入淨額		**1,891**	2,978
Net cash used in investing activities	投資活動的現金流出淨額		**(6,113)**	(2,610)
Net cash from financing activities	融資活動的現金流入淨額		**3,586**	1,909
Net (decrease)/increase in cash and cash equivalents	**現金及現金等價物的淨（減少）╱增加額**		**(636)**	2,277
Cash and cash equivalents at 1 January	於1月1日的現金及現金等價物結餘		**10,082**	9,863
Exchange adjustment	匯兌損益		**(34)**	–
Cash and cash equivalents at 30 June	**於6月30日的現金及現金等價物結餘**		**9,412**	12,140

The notes on pages 21 to 45 form part of this interim financial information.

第21頁至第45頁所載的附註為本中期財務資料的組成部分。

簡明中期合併財務資料附註
Notes to the Condensed Interim Consolidated Financial Information

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company ("CSAHC"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

This condensed consolidated interim financial information is presented in RMB, unless otherwise stated.

This condensed consolidated interim financial information was approved for issue by the Company's Board on 26 August 2013.

This condensed consolidated interim financial information has not been audited.

2 Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". It should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which has been prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB").

1 公司資料

中國南方航空股份有限公司(「本公司」)是於1995年3月25日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司及其附屬公司(「本集團」)主要經營民航業務,包括客運、貨運、郵運及其他延伸運輸服務。

本公司大部分權益由一家成立於中國名為中國南方航空集團公司(「南航集團」)的國有企業擁有。

本公司的股份在上海證券交易所、香港聯合交易所及紐約證券交易所上市。

本公司簡明合併中期財務資料以人民幣列示,除非特別說明。

本簡明合併中期財務資料已由本公司董事會於2013年8月26日批准刊發。

本簡明合併中期財務資料未經審計。

2 編製基準

未經審計的截至2013年6月30日止6個月簡明合併中期財務資料乃按照國際會計準則第34號「中期財務報告」編製。該未經審計的簡明合併中期財務資料應與2012年12月31日止之年度根據國際會計準則理事會發布的國際財務報告準則編製的年度財務報告一併閱讀。

簡明中期合併財務資料附註
Notes to the Condensed Interim Consolidated Financial Information

(Expressed in Renminbi)

2 Basis of preparation (continued)

As at 30 June 2013, the Group's current liabilities exceeded its current assets by RMB30,893 million. In preparing the interim financial information, the Board have given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. As at 30 June 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB184 billion (2012: RMB173 billion), of which approximately RMB145 billion (2012: RMB113 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Directors believes that it is appropriate to prepare the interim condensed consolidated financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2 編製基準(續)

於2013年6月30日，本集團淨流動負債為人民幣308.93億元。於編製本中期財務資料時，本公司董事會結合目前淨營運資金為負的情況，對本集團的持續經營能力進行了充分詳盡的評估。本公司董事會認為本集團可以獲取足夠的融資來源，以保證償還短期債務和資本性支出所需的資金。於2013年6月30日，本集團從數家中國境內銀行和金融機構獲取約人民幣1,840億元(2012年：人民幣1,730億元)的授信額度，其中未使用的授信額度為人民幣1,450億元(2012年：人民幣1,130億元)。本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。據此，本公司董事會確信以持續經營為基礎編製本簡明合併中期財務資料是恰當的，無需包括任何本公司及本集團在未能滿足持續經營條件下所需計入的調整。

3 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2012, as described therein.

The Group has adopted the following new standards and amendments to existing standards and interpretations which are relevant for the Group's existed business and mandatory for the first time for the financial year beginning 1 January 2013.

- IFRS 10-'Consolidated financial statements'. Under IFRS 10, subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. IFRS 10 has no impact on the Group.

- IFRS 11-'Joint arrangements'. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. IFRS 11 does not have impact on the Group.

- IFRS 12-'Disclosure of interests in other entities'. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group will disclose required disclosure in 2013 annual report.

3 會計政策

除以下註釋所述外，編製本中期財務資料所采用的會計政策與2012年12月31日止之年度財務報告所采用的會計政策一致。

本集團已採用下列與本集團的業務相關且必須於2013年1月1日開始的財政年度首次採用的新訂準則及對現有準則的修改及解釋：

- 國際財務報告準則10 –合併財務報表。根據國際財務報告準則10，子公司指本集團有控制權的所有主體(包括結構化主體)。本集團當因參與該主體而面對或擁有可變動回報及有能力通過其對該主體的權益影響該等回報，本集團即控制該主體。子公司自控制權轉撥入本集團日期起全面入帳。當控制權終止日期起將子公司終止合併入帳。國際財務報告準則10對本集團沒有影響。

- 國際財務報告準則11－合營安排。根據國際財務報告準則11，在合營安排的投資分類為共同經營或合營企業，視乎每名投資者擁有的合同權利和義務，而非按照合營安排的法律結構。國際財務報告準則11對本集團沒有影響。

- 國際財務報告準則12－在其他主體權益的披露。國際財務報告準則12包括在其他主體的所有形式的權益的披露規定，包括合營安排、聯營、特別用途工具和其他資產負債表外工具。本集團將於2013年年報中按照要求作出披露。

(Expressed in Renminbi)

3 Accounting policies (continued)

- IFRS 13-'Fair value measurements'. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group has made the disclosures accordingly where applicable.

- IAS 1 (Amendment)-"Presentation of financial statements". The main change resulting from the amendments is a requirement for entities to group items presented in 'other comprehensive income' (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group has presented the required disclosure in the interim condensed consolidated statement of comprehensive income.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2013 and have no material impact for the Group:

- The improvement related to IAS 27 – Separate financial statements
- The improvement related to IAS 28 (revised 2011) – Associates and joint ventures
- The improvement related to IFRS 7 (amendment) – Financial instruments: Disclosures – Offsetting financial assets and financial liabilities
- The improvement related to amendment to IFRS 1 – First time adoption of IFRS
- The improvement related to amendment to IAS 32 – Financial instruments: Presentation

The Group has not adopted any new accounting and financial reporting standard, amendments to existing standards and interpretations which have been issued but are not yet effective for the financial year beginning 1 January 2013. The Group is still in the process of assessing the impact of these new amendments.

3 會計政策(續)

- 國際財務報告準則13－公允價值計量。國際財務報告準則13目的為透過提供一個公允價值的清晰定義和作為各項國際財務報告準則就公允價值計量和披露規定的單一來源,以改善一致性和減低複雜性。此規定大致與國際財務報告準則和美國公認會計原則接軌,並不延伸至公允價值會計入帳的使用,但提供指引說明當國際財務報告準則內由其他準則已規定或容許時,應如何應用此準則。當本集團適用該準則時會作出相應披露。

- 國際會計準則1(修改)－財務報表的呈報。此修改的主要變動為規定主體將在「其他綜合收益」中呈報的項目,按此等項目其後是否有機會重分類至損益(重分類調整)而組合起來。此修改並無針對哪些項目是在其他綜合收益中呈報。本集團已經於本簡明中期合併綜合收益表中按照要求作出了披露。

下列新訂準則,對現有準則的修改及解釋必須於2013年1月1日開始的財政年度首次採用,但對本集團並無重大影響:

- 對國際會計準則第27號的改進－獨立財務報表
- 對國際會計準則第28號(2011修改)的改進－聯營和合營
- 對國際財務報告準則第7號(修訂)的改進－金融工具－披露:有關對銷金融資產及金融負債
- 對修改的國際財務報告準則第1號的改進－首次適用
- 對修改的國際會計準則第32號的改進－金融工具:呈報

本集團並未提前採納已頒布但於2013年1月1日起的財政年度仍未生效的新訂及對現有準則的修改和解釋。本集團仍在持續評估這些新修訂準則的影響。

簡明中期合併財務資料附註
Notes to the Condensed Interim Consolidated Financial Information

截至二零一三年六月三十日止六個月
for the six months ended 30 June 2013
(以人民幣為單位)
(Expressed in Renminbi)

4 Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2012.

5 Financial risk management and financial instruments

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk.

The condensed interim consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2012. There have been no changes in the risk management department since year end or in any risk management policies since the year end.

(a) Liquidity risk

As at 30 June 2013, the Group's current liabilities exceeded its current assets by RMB30,893 million. For the six months ended 30 June 2013, the Group recorded a net cash inflow from operating activities of RMB1,891 million, a net cash outflow from investing activities of RMB6,113 million and a net cash inflow from financing activities of RMB3,586 million, which resulted in a net decrease in cash and cash equivalents of RMB670 million.

As at 30 June 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB184 billion (31 December 2012: RMB173 billion), of which approximately RMB145 billion (31 December 2012: RMB113 billion) was unutilised.

4 估計

編製中期財務資料要求管理層對影響會計政策的應用和所報告資產和負債以及收支的數額作出判斷、估計和假設。實際結果或會與此等估計不同。

在編製此等簡明合併中期財務資料時，管理層應用本集團會計政策時作出的重大判斷和估計不確定性的關鍵來源，與截至2012年12月31日止年度合併財務報表所應用的相同。

5 金融風險管理和金融工具

本集團的活動受多種金融風險影響：市場風險(包括匯兑風險、公允價值利率風險、現金流量利率風險及航油價格風險)、信用風險及流動資金風險。

本簡明中期合併財務資料並未包括年度財務報表規定的所有財務風險管理諮詢和披露，此中期財務資料應與本集團截至2012年12月31日止年度的年度財務報告一併閱讀。本集團風險管理部門及政策自2012年12月31日無任何變動。

(a) 流動性風險

於2013年6月30日，本集團流動負債超過流動資產約人民幣308.93億元。截至2013年6月30日止6個月，本集團錄得的經營活動現金淨流入為人民幣18.91億元，投資活動現金淨流出為人民幣61.13億元及融資活動現金淨流入35.86億元，現金及現金等價物淨減少為人民幣6.70億元。

於2013年6月30日，本集團從數家中國境內銀行和金融機構獲取約人民幣1,840億元(2012年12月31日：人民幣1,730億元)的授信額度，其中未使用的授信額度為人民幣1,450億元(2012年12月31日：人民幣1,130億元)。

5 Financial risk management and financial instruments (continued)

(a) Liquidity risk (continued)

The Directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes.

As at 30 June 2013, the contractual maturities of the Group's borrowings and obligations under finance leases are disclosed in Notes 19 and 21 respectively.

(b) Fair value estimation

For the six months ended 30 June 2013, there were no significant changes in the business or economic circumstances that affect the fair value estimation of the Group's financial assets and financial liabilities.

For the six months ended 30 June 2013, there was no reclassification of financial assets.

6 Operating Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

5 金融風險管理和金融工具(續)

(a) 流動性風險(續)

本公司董事認為本集團將可通過營運及銀行借款取得足夠的營運資金。由於行業的性質多變，本集團通過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事會相信本集團已向中國境內銀行獲得充足的授信額度用以應付未來資本性開支及日常營運所需資金。

於2013年6月30日，本集團的借款和融資租賃負債於各年度末的未經折現的合約現金流已分別於附註19和21中披露。

(b) 公允價值估計

截至2013年6月30日止6個月期間，本集團與金融資產和金融負債的估計有關的業務和經濟環境未發生重大變化。

截至2013年6月30日止6個月期間，沒有任何金融資產重分類。

6 經營收入

本集團主要經營民航業務，包括客運、貨運、郵運和其他延伸運輸服務。

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Traffic revenue	運輸收入		
– Passenger	－客運	**41,565**	42,252
– Cargo and mail	－貨郵運	**2,930**	3,117
Commission income	佣金收入	**541**	357
Hotel and tour operation income	酒店及旅遊業務收入	**311**	307
Ground services income	地面服務收入	**152**	165
Cargo handling income	貨物處理收入	**23**	24
Others	其他	**683**	725
		46,205	46,947

(Expressed in Renminbi)

6 Operating Revenues (continued)

Note:

Before 1 November 2012, pursuant to the then sales tax rules and regulations, the Group was required to pay Business Tax ("BT") to national and local tax authorities at the rate of approximately 3% of the traffic revenues in respect of domestic flights. Pursuant to the "Notice of exemption of BT on international traffic revenue" issued jointly by the PRC Ministry of Finance ("MoF") and the State Administration of Taxation ("SAT") in 2010, the Group is exempted from BT on traffic revenues from international, including Hong Kong, Macau and Taiwan from 1 January 2010.

Pursuant to Cai Shui [2012] No. 71 jointly issued by the MoF and the SAT on 31 July 2012, the pilot program regarding the transition from BT to Value Added Tax ("VAT") was launched in certain provinces since 1 November 2012, which is applicable to the Company and its related subsidiaries. Under this pilot program, all traffic revenues and the other revenues, including ground service income, cargo handling income and others, generated in locations that fall into the scope of this pilot program are mainly subjected to VAT levied at applicable tax rates of 17%, 11% or 6% from 1 November 2012; while the other revenues generated in other locations continue to be subject to BT at applicable tax rates.

The VAT input, generated from purchase of aircraft fuel, aircraft and transportation servicing, property, plant and equipment, and certain BT paid by the branches and subsidiaries outside above Cai Shui [2012] No.71 can be used to deduct the VAT payable relating to taxable revenues.

BT and related surcharge incurred by the Group during the six months ended 30 June 2013, which were net off against revenue, amounted to RMB129 million (six months ended 30 June 2012: RMB1,322 million).

7 Segment reporting

(a) Business segments

The Group's passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker ("CODM") makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise financial results. Therefore, based on the way the Group manages the passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has a major reportable operating segment for financial reporting purposes, reported as the "airline transportation operations".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as "other segments".

Inter-segment sales are based on prices set on an arm's length basis.

6 經營收入（續）

附註：

2012年11月1日前，根據中國有關銷售税之細則及條例，本集團須向國家與地方税務機關繳納營業税，税額約按國內航班運輸收入的3%徵收。根據2010年中華人民共和國財政部（「財政部」）與國家税務總局（「國税總局」）下發的《關於國際運輸勞務免征營業税的通知》，本集團自2010年1月1日起的國際運輸收入，包括港澳臺地區，免征營業税。

根據財政部與國税總局於2012年7月31日聯合發布的財税[2012]71號文件，包括本公司及有關子公司所在地區內的數個省市自2012年11月1日開展營業税改征增值税的試點方案。根據該試點方案，自2012年11月1日起本集團產生的全部運輸收入及在試點省市內產生的其他收入，包括地面服務收入、貨物處理收入和其他收入等按適用的税率17%、11%或6%繳納銷項税，其他地區產生的收入仍按適用的税率繳納營業税。

採購航油、飛機和運輸服務、採購物業、廠房及設備產生的增值税進項税額，及財税[2012]71號文件試點範圍以外的本公司某些分支機構和子公司繳納的營業税可用以抵扣應税收入產生的應繳納的增值税。

截至2012年6月30日止6個月，本集團繳納的營業税及附加約人民幣1.29億元（截至2012年6月30日止6個月：人民幣13.22億元），並已從收入內扣除。

7 分部報告

(a) 業務分部

本集團的客運和貨運業務被視為單一業務單位管理。本集團的主要經營決策者以航線的盈利能力作為分配資源決定的基礎，並考慮飛機的型號及航線的經濟原則。其資源分配決策的目標是優化財務業績。因此，根據本集團管理客運和貨運業務網絡及資源分配的決策方式，在財務報告的披露層面，本集團有一個主要報告經營分部「航空運輸業務」。

其他業務經營分部的財務業績低於判定報告業務分部的定量門檻。其他業務經營分部主要包括酒店及運輸服務、地面服務、貨物處理及其他雜項服務的業務分部。這些其他業務部門則合併作為「其他業務分部」。

分部之間的銷售按正常商業關係釐定的價格進行。

7 Segment reporting (continued)

(a) Business segments (continued)

For the purposes of assessing segment performance and allocating resources between segments, the Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 7(c).

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results for the six months ended 30 June 2013 are as follows:

7 分部報告(續)

(a) 業務分部(續)

根據本集團的主要經營決策者用於評估分部表現及就分部之間的資源配置所用的資料,本集團的主要經營決策者以按中國會計準則所編製的財務業績來監控各報告分部的業績、資產及負債。因此,本集團於附註7(c)列出因採用不同會計政策而產生的每項重大報告分部收入、利潤或虧損、資產及負債的調節項目。

本集團主要經營決策者依據分部資料評價該組成部分的經營成果,以決定向其配置資源、評價其業績。本集團分部報告資料披露如下:

截至2013年6月30日止6個月的分部業績如下:

		(Unaudited) (未經審計)				
		Airline transportation operations 航空運輸業務分部 RMB million 人民幣百萬元	Other segments 其他業務分部 RMB million 人民幣百萬元	Elimination 分部間抵消 RMB million 人民幣百萬元	Unallocated* 未分配項目 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
Revenue from external customers	對外客戶的經營收入	45,822	182	–	–	46,004
Inter-segment sales	分部間銷售	–	573	(573)	–	–
Reportable segment revenue	**報告分部收入**	45,822	755	(573)	–	46,004
Reportable segment profit before taxation	**報告分部稅前利潤**	657	51	–	119	827
Other segment information	**其他分部資料**					
Interest income	利息收入	114	3	–	–	117
Interest expense	利息支出	732	21	–	–	753
Depreciation and amortisation	折舊和攤銷	4,292	41	–	–	4,333
Non-current assets additions during the period	非流動資產本期新增	11,930	15	–	–	11,945

7 Segment reporting (continued)

7 分部報告(續)

(a) Business segments (continued)

(a) 業務分部(續)

The segment results for the six months ended 30 June 2012 are as follows:

截至2012年6月30日止6個月間的分部業績列示如下:

		Airline transportation operations 航空運輸業務分部 RMB million 人民幣百萬元	Other segments 其他業務分部 RMB million 人民幣百萬元	(Unaudited) (未經審計) Elimination 分部間抵消 RMB million 人民幣百萬元	Unallocated* 未分配項目 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
Revenue from external customers	對外客戶的銷售收入	47,821	207	–	–	48,028
Inter-segment sales	分部間銷售	–	517	(517)	–	–
Reportable segment revenue	**報告分部收入**	47,821	724	(517)	–	48,028
Reportable segment profit before taxation	**報告分部稅前利潤**	911	30	–	191	1,132
Other segment information	**其他分部資料**					
Interest income	利息收入	76	10	–	–	86
Interest expense	利息支出	609	24	–	–	633
Depreciation and amortisation	折舊和攤銷	3,916	41	–	–	3,957
Impairment loss	減值準備	1	–	–	–	1
Non-current assets additions during the period	非流動資產本期新增	10,823	7	–	–	10,830

The segment assets and liabilities as at 30 June 2013 and 31 December 2012 are as follows:

於2013年6月30日和2012年12月31日的分部資產和負債列示如下:

		Airline transportation operations 航空運輸業務分部	Other segments 其他業務分部	Elimination 分部間抵銷	Unallocated* 未分配項目	Total 合計
As at 30 June 2013 (Unaudited)	**於2013年6月30日(未經審計)**					
Reportable segment assets	報告分部資產	**145,646**	**2,152**	**(666)**	**3,774**	**150,906**
Reportable segment liabilities	報告分部負債	**110,637**	**1,236**	**(666)**	**–**	**111,207**
As at 31 December 2012 (Audited)	**於2013年12月31日(經審計)**					
Reportable segment assets	報告分部資產	138,023	1,905	(313)	2,879	142,494
Reportable segment liabilities	報告分部負債	102,011	1,200	(313)	–	102,898

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale financial assets, investment on wealth management products and other investments. Unallocated results primarily include share of results of associates and jointly controlled entities, interest income on wealth management products and dividend income from other investments.

* 未分配資產主要包括投資於聯營公司、合營公司、可供出售金融資產、投資於理財產品和其他投資。未分配業績主要包括攤佔聯營公司和合營公司業績、理財產品利息收入和其他投資的股息收入。

7 Segment reporting (continued)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan"), is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations.

(2) Revenue from commission income, hotel and tour operation, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

7 分部報告(續)

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。

本集團分地區分部之收入按如下原則分析：

(1) 於中國境內(不包括中國香港特別行政區、中國澳門特別行政區及臺灣地區(「港澳臺」))提供服務所獲取的運輸收入屬內國內業務收入。提供中國與海外市場間(不包括港澳臺地區)去程及回程服務所獲取的運輸收入屬內國際業務收入。

(2) 佣金收入、提供酒店和旅遊服務、地面服務、貨物處理服務和其他雜項服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月	
		2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Domestic	境內	**36,147**	38,578
Hong Kong, Macau and Taiwan	港澳臺	**1,096**	1,118
International	國際	**8,761**	8,332
	合計	**46,004**	48,028

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

本集團主要收入來源於飛機資產，此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債按地區合理分配的基礎，因此並未按照地區來披露分部資產和負債。

7 Segment reporting (continued)

7 分部報告(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information.

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務資料列示之合併數據之差異調節。

		Note 附註	(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Revenue	**收入**			
Reportable segment revenue	報告分部收入		**46,004**	48,028
Reclassification of expired sales in advance of carriage	逾期票證結算的重分類	(i)	**330**	241
Reclassification of business tax	營業稅的重分類	(ii)	**(129)**	(1,322)
Consolidated revenue	合併收入		**46,205**	46,947

		Note 附註	(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Profit before income tax	**稅前利潤**			
Reportable segment profit before taxation	報告分部稅前利潤		**827**	1,132
Capitalisation of exchange difference of specific loans	專項借款匯兌損益的資本化調整	(iii)	**56**	(17)
Others	其他		**1**	(13)
Consolidated profit before income tax	合併稅前利潤		**884**	1,102

7 Segment reporting (continued)

7 分部報告(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information (continued).

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務資料列示之合併數據之差異調節(續)

		Note 附註	**(Unaudited) (未經審計) 30 June 2013 2013.6.30 RMB million 人民幣百萬元**	(Audited) (經審計) 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Assets	**資產**			
Reportable segment assets	報告分部的資產		**150,906**	142,494
Capitalisation of exchange difference of specific loans	專項借款匯兑的資本化調整	(iii)	**274**	218
Government grants	撥款轉入	(iv)	**(215)**	(225)
Others	其他		**(63)**	(33)
Consolidated total assets	合併總資產		**150,902**	142,454

		Note 附註	**(Unaudited) (未經審計) 30 June 2013 2013.6.30 RMB million 人民幣百萬元**	(Audited) (經審計) 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Liabilities	**負債**			
Reportable segment liabilities	報告分部負債		**111,207**	102,898
Government grants	撥款轉入	(iv)	**(182)**	(190)
Others	其他		**(3)**	12
Consolidated total liabilities	合併總負債		**111,022**	102,720

Notes:

(i) In accordance with PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with PRC GAAP, BT is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

附註:

(i) 根據中國會計準則,逾期票證結算按有關規定計入營業外收入,按照國際財務報告準則,上述逾期票證結算則計入其他營運收入。

(ii) 根據中國會計準則,營業稅需單獨列報,而按照國際財務報告準則,則從收入扣除後列報。

(iii) 根據中國會計準則,外幣專門借款本金及利息的匯兑差額,應當予以資本化,計入符合資本化條件的資產的成本。根據國際財務報告準則,除了作為利息費用調整的外幣借款產生的匯兑差額部分可予以資本化外,其他均計入當期損益。

7 Segment reporting (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information (continued).

(iv) In accordance with PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

7 分部報告（續）

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務資料列示之合併數據之差異調節（續）

(iv) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其計入資本公積，否則，與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內按直線法攤銷計入當期損益。而按照國際財務報告準則的規定，與購買固定資產相關的政府補助應沖減相關資產的成本。

8 Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

8 業務季節性

民航業受季節性波動影響，每年下半年的假期季節為業務旺季。因此，本集團上半年的收入和業績一般低於下半年。

9 Interest expense

9 利息支出

		(Unaudited)（未經審計）Six months ended 30 June 截至6月30日止6個月	
		2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Interest on borrowings	借款利息	**626**	613
Interest relating to obligations under finance leases	融資租賃負債利息	**290**	214
Interest on debentures	應付融資券利息	**8**	–
		924	827
Less: amounts capitalised as construction in progress (Note)	減：資本化為在建工程的金額（註釋）	**(171)**	(194)
		753	633

Note:

The interest rates used for interest capitalisation range from 2.07% to 2.78% per annum for the six months ended 30 June 2013 (six months ended 30 June 2012: 2.18% to 2.71%).

註釋：

截至2013年6月30日止6個月，資本化利息所採用的年利率為2.07%到2.78%（截至2012年6月30日止6個月：2.18%到2.71%）。

10 Other net income

10 其他收入淨額

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月	
		2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Government grants (Note)	政府補助(註釋)	**234**	559
Others	其他	**68**	107
		302	666

Note:

Government subsidies represent (i) subsidies based on certain amount of tax paid granted by various local governments; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located; and (iii) amortisation of deferred subsidies for purchase of property, plant and equipment.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised as income during the six months ended 30 June 2013.

註釋:

政府補貼主要為:(i)各地方政府給予的稅收返還;(ii)各地方政府為鼓勵本集團經營當地航線而給予的補貼;(iii)購買物業、機器及設備的遞延補貼的攤銷。

截至2013年6月30日止6個月期間,本集團並沒有與已確認為收入的政府補貼相關的未滿足的條件及其他或有事項。

11 Income tax

11 所得稅費用

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月	
		2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
PRC income tax	中國所得稅	**81**	(143)
Deferred tax	遞延稅項	**161**	289
Income tax expense	所得稅費用	**242**	146

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines activities in the current and prior periods.

Under the Corporate Income Tax Law of the PRC, the Company and its major subsidiaries are subject to PRC income tax at 25% (2012: 25%). Some other subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in different locations.

就本集團之絕大多數的境外航空業務而言,本集團已根據境外政府與中國政府訂立的雙邊航空協議獲豁免境外航空業務稅項,或境外機構為稅務虧損,故在本期及以前期間並沒有對上述境外航空業務提取稅項準備。

根據《中華人民共和國企業所得稅法》,本公司及其主要子公司按25%(2012年:25%)的企業所得稅法定稅率執行。本公司其他一些子公司按照不同地區的稅收優惠政策適用15%的優惠所得稅率。

簡明中期合併財務資料附註
Notes to the Condensed Interim Consolidated Financial Information

12 Total operating (loss)/profit

Operating (loss)/profit is stated after charging/(crediting) the following items:

12 經營(虧損)/利潤

經營(虧損)/利潤已扣除/(計入)下列各項:

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元	 2012 RMB million 人民幣百萬元
Aircraft fuel	燃油成本	**17,122**	18,528
Depreciation of property, plant and equipment	物業、機器及設備折舊		
– Owned	一自置資產	**3,318**	3,052
– Finance leased	一融資租賃持有的資產	**1,030**	876
Amortisation of intangible assets and long term prepaid expenses	無形資產和長期待攤費用攤銷	**32**	67
Amortisation of deferred benefits and gains	遞延收益攤銷	**(56)**	(37)
Operating lease charges	經營性租賃支出		
– Aircraft	一飛機	**2,427**	2,449
– Land and buildings	一土地及房屋建築物	**347**	315
Staff costs	員工成本	**6,735**	5,971

13 Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2013 is based on the profit attributable to equity shareholders of the Company of RMB344 million (six months ended 30 June 2012: RMB424 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2012: 9,817,567,000 shares) in issue during the period.

The amounts of diluted earnings per share are same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

13 每股收益

截至2013年6月30日止6個月期間之基本每股收益是根據本公司權益持有者應佔利潤人民幣3.44億元(截至2012年6月30日止6個月:4.24億元)和期內已發行加權平均股數9,817,567,000股(截至2012年6月30日止6個月:9,817,567,000股)計算。

由於本公司在本期及上期內並沒有具攤薄性的潛在普通股,所以攤薄每股收益與基本每股收益是相同的。

14 Property, plant and equipment, net

14 物業、機器及設備，淨額

		(Unaudited) (未經審計) Six months ended 30 June 2013 截至2013年6月30日止6個月		
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備 RMB million 人民幣百萬元	Others 其他 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
Carrying amounts at 1 January 2013	於2013年1月1日賬面值	91,526	8,514	100,040
Transfers from construction in progress (Note 15)	從飛機預付款轉入（註釋15）	6,258	34	6,292
Additions	本期增加	7,413	293	7,706
Depreciation charges	本期計提折舊	(4,001)	(347)	(4,348)
Disposals	本期處置	(64)	(16)	(80)
Carrying amounts at 30 June 2013	於2013年6月30日賬面值	101,132	8,478	109,610

15 Construction in progress

15 在建工程

		(Unaudited) (未經審計) Six months ended 30 June 2013 截至2013年6月30日止6個月		
		Advance payments for the acquisition of aircraft and flight equipment 飛機及飛行設備預付款 RMB million 人民幣百萬元	Others 其他 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
Carrying amounts at 1 January 2013	於2013年1月1日賬面值	18,061	628	18,689
Additions	本期新增	3,948	190	4,138
Interest capitalised (Note 9)	利息資本化(註釋9)	168	3	171
Transfers to property, plant and equipment (Note 14)	轉出至物業、廠房及設備（註釋14）	(6,258)	(34)	(6,292)
Carrying amounts at 30 June 2013	於2013年6月30日賬面值	15,919	787	16,706

16 Lease Prepayments

16 預付租賃款

		(Unaudited) **(未經審計)** **Six months ended 30 June 2013** **截至2013年6月30日止6個月** **Land use rights** **土地使用權** **RMB million** **人民幣百萬元**
Carrying amounts at 1 January 2013	於2013年1月1日賬面值	**2,198**
Amortisation	本期攤銷	**(30)**
Disposals	本期處置	**(5)**
Carrying amounts at 30 June 2013	於2013年6月30日賬面值	**2,163**

17 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Aging analysis of trade receivables, is set out below:

17 應收賬款

本集團向銷售代理及其他客戶提供的信貸期限一般由1個月至3個月不等。應收賬款的賬齡分析如下：

		(Unaudited) **(未經審計)** **30 June 2013** **2013.6.30** **RMB million** **人民幣百萬元**	(Audited) (經審計) 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Within 1 month	1個月內	**1,982**	1,519
1 month to 3 months	超過1個月但少於3個月	**456**	304
3 months to 12 months	超過3個月但少於12個月	**49**	34
Over 1 year	超過1年	**21**	22
		2,508	1,879
Less: provision for impairment of receivables	減：應收賬款壞賬準備	**(24)**	(26)
		2,484	1,853

18 Other receivables

As at 30 June 2013, other receivables includes a wealth management product purchased from a state-owned commercial bank of RMB900 million. The product bears annual interest rate of 3.22% with maturity date at 15 July 2013.

18 其他應收款項

於2013年6月30日，其他應收賬款餘額主要包括自一國有商業銀行購買的理財產品人民幣9億元。該產品年利率為3.22%，到期日為2013年7月15日。

19 Borrowings

Borrowings are analysed as follows:

19 借款

借款的分析如下：

		(Unaudited) (未經審計) 30 June 2013 2013.6.30 RMB million 人民幣百萬元	(Audited) (經審計) 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Non-current	非流動部分		
Long-term bank borrowings	長期銀行借款		
– Secured	一抵押	**21,407**	20,435
– Unsecured	一無抵押	**10,399**	9,761
		31,806	30,196
Current	流動部分		
Long-term bank borrowings	長期銀行借款		
– Secured	一抵押	**3,006**	3,620
– Unsecured	一無抵押	**6,357**	7,560
Short-term bank borrowings	短期銀行借款		
– Unsecured	一無抵押	**13,231**	10,719
Ultra-short-term financing bills (Note)	超短期融資券（註釋）	**500**	–
		23,094	21,899
Total borrowings	借款總額	**54,900**	52,095

Note:

On 8 February 2013, the Company issued ultra-short-term financing bills with a principal of RMB500 million. The financing bills bear interest at 3.9% per annum. The principal and interest are repayable on 7 August 2013.

註釋：

於2013年2月8日，本集團發行了本金為人民幣5億元的超短期融資券，年利率為3.9%，將於2013年8月7日還本付息。

19 Borrowings (continued)

The contractual maturities at the end of the financial period of the Group's borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial period) are as follows:

19 借款（續）

根據合約非折現的現金流（包括根據合約利率計算的應償付利息，如果該借款為浮動利率，則採用報告期末的現行相應利率），本集團於報告期末需償付的貸款的合約到期日如下：

		(Unaudited) （未經審計） 30 June 2013 2013.6.30 RMB million 人民幣百萬元	(Audited) （經審計） 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Within 1 year	1年內	24,069	22,865
1 year to 2 years	超過1年但不超過2年	5,331	7,906
2 years to 5 years	超過2年但不超過5年	17,095	15,779
Over 5 year	5年以上	11,285	8,386
		57,780	54,936

20 Trade payables

Aging analysis of trade payables as of the balance sheet date is as follows:

20 應付賬款

在資產負債表日應付賬款的賬齡分析如下：

		(Unaudited) （未經審計） 30 June 2013 2013.6.30 RMB million 人民幣百萬元	(Audited) （經審計） 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Within 1 month	1個月內	1,261	1,287
1 month to 3 months	超過1個月但少於3個月	598	309
3 months to 6 months	超過3個月但少月6個月	441	185
6 months to 1 year	超過6個月但少於1年	407	8
Over 1 year	超過1年	30	36
		2,737	1,825

21 Obligations under finance leases

21 融資租賃負債

		(Unaudited) (未經審計) 30 June 2013 2013.6.30			(Audited) (經審計) 31 December 2012 2012.12.31		
		Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額合計 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元	Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額合計 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元
Within one year	一年內	2,808	3,485	677	2,494	3,021	527
In the second year	第二年	3,368	3,954	586	2,322	2,793	471
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	9,189	10,397	1,208	8,279	9,255	976
After the fifth year	五年以後	11,938	12,791	853	8,770	9,527	757
Total	總額	27,303	30,627	3,324	21,865	24,596	2,731
Less: amount repayable within one year	減：一年內償還部分	(2,808)	(3,485)	(677)	(2,494)	(3,021)	(527)
Long-term portion	長期部分	24,495	27,142	2,647	19,371	21,575	2,204

22 Reserves and dividends

(a) Dividends

The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2013. No interim dividend was paid in respect of the six months ended 30 June 2012.

A dividend of RMB0.05 (inclusive of applicable tax) per share in respect of the year ended 31 December 2012, totalling RMB491million, was proposed by the directors on 26 March 2013 and approved at the Company's Annual General Meeting on 18 June 2013. The announced payment dates for holders of A share and H share are 25 July 2013 and 8 August 2013 respectively. As at 30 June 2013, the amount of dividend payable was included in other payables.

(b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2013 (six months ended 30 June 2012: Nil).

22 儲備及股息

(a) 股息

本公司董事會未建議宣派截至2013年6月30日止6個月的中期股息。2012年6月30日止6個月並無宣派中期股息。

董事會於2013年3月26日提議分派2012年度股利，每股分派股息人民幣0.05元(含稅)，合計人民幣4.91億元。該提議已經於2013年6月18日的年度股東大會得到批准。宣告的A股和H股股東派發日分別為2013年7月25日和2013年8月8日。於2013年6月30日，該應付股利列示於其他應付款中。

(b) 法定盈餘公積金

本集團在截至2013年6月30日止6個月未提取法定盈餘公積金(截至2012年6月30日止6月三十日止六個月：無)

23 Commitments

(a) Capital commitments

As at 30 June 2013, the Group had capital commitments as follows:

23 承諾

(a) 資本支出承諾

於2013年6月30日，本集團的資本支出承諾如下：

		(Unaudited) **（未經審計）** **30 June** **2013** **2013.6.30** **RMB million** **人民幣百萬元**	(Audited) （經審計） 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Commitments in respect of aircraft, engines and flight equipment	就飛機及飛行設備的承諾		
– authorised and contracted for	一已授權已訂約	**59,730**	71,309
Investment commitments	投資承諾		
– authorised and contracted for	一已授權已訂約	**119**	239
Share of commitment of joint control entities	應攤佔合營企業的承諾		
– authorised and contracted for	一已授權已訂約	**92**	113
– authorised but not contracted for	一已授權但未訂約	**99**	218
		191	331
Commitments for other property, plant and equipment	就其他物業、機器及設備的承諾		
– authorised and contracted for	一已授權已訂約	**1,194**	1,406
– authorised but not contracted for	一已授權但未訂約	**2,700**	2,414
		3,894	3,820
		63,934	75,699

23 Commitments (continued)

(b) Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

23 承諾（續）

(b) 經營性租賃承諾

於資產負債表日，本集團對經營性租賃有如下最低付款承諾：

		(Unaudited) **（未經審計）** **30 June** **2013** **2013.6.30** **RMB million** **人民幣百萬元**	(Audited) （經審計） 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Within 1 year	1年內	**4,471**	4,110
After 1 year but within 5 years	超過1年但不超過5年	**14,260**	12,532
After 5 years	5年以後	**7,112**	5,519
		25,843	22,161

24 Material related party transactions

(a) Key management personnel remuneration

Key management, including directors, supervisors and senior management, personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.54 million for the six months ended 30 June 2013 (six months ended 30 June 2012: RMB4.31 million). Such remuneration is included in "staff costs" as disclosed in Note 12.

24 與關聯方的交易

(a) 主要管理層薪酬

主要管理層，包括董事、監事和高級管理人員，收取的薪酬包括袍金、薪金、津貼、酌情花紅及退休福利。主要管理層於截至2013年6月30日止6個月共收取薪酬人民幣454萬元(截至2012年6月30日止6個月：人民幣431萬元)。該等薪酬已包括在附註12的「員工成本」內。

24 Material related party transactions (continued)

24 與關聯方的交易(續)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group

(b) 與南航集團及其聯屬公司(「南航集團」)及本集團的聯營、合營及其他關聯公司之交易

		(Unaudited) (未經審計) Six months ended 30 June 截至6月30日止6個月	
		2013 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元
Income received from the CSAHC Group	**收到南航集團收入**		
Charter flight and pallet income	包機包板收入	**17**	34
Cargo handling income	貨物處理收入	**2**	3
Commission income	佣金收入	**6**	4
Expenses paid to the CSAHC Group	**支付南航集團費用**		
Maintenance and repairing expenses	維修費	**303**	321
Import and export agent fee	進出口代理手續費	**51**	47
Commission expenses	佣金	**–**	7
Cargo handling expenses	貨物處理手續費	**14**	8
Lease charges for land and buildings	土地及房屋建築物租賃費	**84**	77
Property management fee	物業管理及修繕費	**22**	19
Air catering supplies	航空配餐費	**39**	34
Tickets reservation fee	電腦訂座費	**215**	222
Expenses paid to jointly controlled entities and an associate	**支付合營公司及聯營公司費用**		
Maintenance and repairing expenses	維修費	**786**	728
Flight simulation service charges	模擬飛行訓練服務費	**126**	126
Advertising expenses	廣告製作代理及宣傳服務	**18**	17
Flight training expenses	飛行訓練費	**53**	70
Income received from a jointly controlled entity and an associate	**收到合營公司及聯營公司收入**		
Media commission fee	廣告媒體委托經營代理收入	**7**	–
Aircraft repairing income	飛機維修收入	**–**	13
Rental income	租金收入	**16**	17
Disposal to CSAHC Group	**出售至南航集團**		
Consideration for disposal of 51% equity interests in Xiamen Airlines Media Co., Ltd.	出售廈門航空文化傳媒有限公司之51%權益的對價	**–**	43

24 Material related party transactions (continued)

24 與關聯方的交易(續)

(c) Balances with the CSAHC Group, associates, jointly controlled entities and other related company of the Group

(c) 應收/應付南航集團及本集團的聯營、合營及其他關聯公司的詳情

		(Unaudited) (未經審計) 30 June 2013 2013.6.30 RMB million 人民幣百萬元	(Audited) (經審計) 31 December 2012 2012.12.31 RMB million 人民幣百萬元
Receivables	**應收款項**		
The CSAHC Group	南航集團	**268**	122
Associates	聯營公司	**7**	29
Jointly controlled entities	合營公司	**90**	90
Other related company	其他關聯公司	**2**	6
		367	247
Payables	**應付款項**		
The CSAHC Group	南航集團	**216**	297
Jointly controlled entities	合營公司	**136**	11
		352	308
Accrual expense	**預提費用**		
The CSAHC Group	南航集團	**832**	913
Associates	聯營公司	**55**	46
Jointly controlled entities	合營公司	**590**	679
		1,477	1,638

The amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

應收/應付南航集團及本集團的聯營、合營及其他關聯公司的款項無抵押、免息及無固定付款期限。

(Expressed in Renminbi)

24 Material related party transactions (continued)

(d) Loans from and deposits placed with Southern Airlines Group Finance Company Limited ("SA Finance")

(i) Loans from SA Finance

As at 30 June 2013, loans from SA Finance to the Group amounted to RMB627 million (31 December 2012: RMB426 million).

During the six months ended 30 June 2013, interest expense paid on such loans amounted to RMB16 million (six months ended 30 June 2012: RMB16 million) and the interest rates ranged from 4.86% to 5.84% per annum (six months ended 30 June 2012: 4.86% to 6.32% per annum).

(ii) Deposits placed with SA Finance

As at 30 June 2013, the Group's deposits with SA Finance amounted to RMB1,293 million (31 December 2012: RMB2,307 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China.

Interest income received on such deposits amounted to RMB20 million (six months ended 30 June 2012: RMB25 million).

(e) Guarantees from CSAHC

At 30 June 2013, certain bank loans of the Group amounted to RMB30 million (31 December 2012: RMB94 million) were guaranteed by CSAHC.

(f) Commitments to CSAHC

At 30 June 2013, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB151 million (31 December 2012: RMB175 million).

24 與關聯方的交易(續)

(d) 中國南航集團財務有限公司(南航財務)的貸款及存放於南航財務的存款

(i) 南航財務借款

於2013年6月30日,本集團向南航財務取得借款人民幣6.27億元(2012年12月31日:人民幣4.26億元)。

截至2013年6月30日止6個月,本集團向南航財務支付利息為人民幣0.16億元(截至2012年6月30日止6個月:人民幣0.16億元),借款年利率為4.86%至5.84%(截至2012年6月30日止6個月:年利率4.86%至6.32%)。

(ii) 存放於南航財務的存款

於2013年6月30日,本集團存放於南航財務的存款為人民幣12.93億元(2012年12月31日:人民幣23.07億元)。存款利率乃按照中國人民銀行公布之相關存款利率釐定。

本集團於本期向南航財務就該等存款收取人民幣0.20億元(截至2012年6月30日止6個月:人民幣0.25億元)的存款利息。

(e) 南航集團提供的擔保

於2013年6月30日,本集團人民幣0.30億元的銀行借款由南航集團為本集團提供擔保(2012年12月31日:人民幣0.94億元)。

(f) 對南航集團的承諾

於2013年6月30日,本集團對南航集團關於租賃土地及房屋的經營租賃承諾為人民幣1.51億元(2012年12月31日:人民幣1.75億元)。

(Expressed in Renminbi)

25 Contingent liabilities

(a) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB682 million (31 December 2012: RMB581 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2013, total personal bank loans of RMB451 million (31 December 2012: RMB398 million), under these guarantees, were drawn down from the banks. During the period, the Group has paid RMB1 million (six months ended 30 June 2012: RMB1 million) to the banks due to the default of payments of certain pilot trainees.

(b) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 31 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD28 million, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

25 或有負債

(a) 本公司及廈門航空與若干銀行及若干飛行員簽訂合同，對該等飛行員用於支付飛行培訓費的個人借款總額度人民幣6.82億元(截至2012年12月31日：人民幣5.81億元)進行擔保。截至2013年6月30日，相關銀行已按擔保條款向自費飛行員發放貸款合計人民幣4.51億元(截至2012年12月31日：人民幣3.98億元)。於本報告期，本集團由於被擔保飛行學員未按時還貸而履行擔保責任的還貸金額為人民幣0.01億元(截至2012年6月30：人民幣0.01億元)。

(b) 本公司於2011年7月11日正式收到一家境外公司(「原告」)因飛機銷售合同糾紛起訴本公司的訴狀，要求本公司支付0.46億美元損害賠償金或者歸還其支付的0.12億美元預付款，並根據英國1981最高法院法第35A款計算的上述金額利息。原告於2012年度對原訴狀作出更改，將要求本公司歸還的預付款金額修改為0.13億美元。於2013年7月31日，英國高等法院下達了此案的判決書，判決駁回原告對本公司的所有訴訟請求，並支持本公司對原告的反訴，即原告須賠償本公司損害賠償金0.28億美元，以及承擔本公司的訴訟費用並依法計算相關利息。截至本財務報表報出日，原告已就判決結果提出上訴。本公司董事認為該訴訟屬於不是很可能導致經濟利益流出本集團的事項。

26 Post balance sheet event

(a) As at 8 July 2013, Civil Aviation Administration of China ("CAAC") approved the establishment of China Southern Airlines Henan Airlines Co., Ltd. ("China Southern Henan Airlines"), a joint venture between the Group and Henan Civil Aviation Development and Investment Co., Ltd. Pursuant to the joint venture agreement, the Group will contribute RMB3.6 billion into China Southern Henan Airlines.

26 期後事項

(a) 於2013年7月8日，中國民用航空局批准了本公司與河南民航發展投資有限公司共同籌建中國南方航空河南航空有限公司(「南航河南航空公司」)。根據合資協議，本公司將向南航河南航空公司出資人民幣36億元。

27 Reclassification of comparative figures

Certain comparative figures of the condensed interim financial information have been reclassified to conform to the current period presentation.

27 比較數據重分類

比較期間財務資料的部分項目已按本簡明中期財務資料的披露方式進行了重分類。

簡明中期財務資料補充資料
Supplementary Information to the Condensed Interim Financial Information

（以人民幣為單位）
(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL INFORMATION PREPARED UNDER DIFFERENT GAAPS

本集團按照不同準則編製的財務報表差異調節表

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

(1) 中國會計準則和國際財務報告準則之重大差異對歸屬於本公司權益持有者淨利潤的影響分析如下：

		Note 附註	**(Unaudited) （未經審計） Six months ended 30 June 截至6月30日止6個月 2013 RMB million 人民幣百萬元**	(Unaudited) （未經審計） Six months ended 30 June 截至6月30日止6個月 2012 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**302**	449
Adjustments:	調整：			
Losses on housing benefits	住房補貼款損失	(a)	**–**	(13)
Government grants	撥款轉入	(d)	**2**	–
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化	(b)	**56**	(17)
Adjustments arising from an associate's business combination under common control	聯營企業同一控制下企業合併的調整	(e)	**(1)**	–
Effect of the above adjustments on taxation	以上調整對税務的影響		**(14)**	4
Effect of the above adjustments on non-controlling interests	以上調整對非控制性權益的影響		**(1)**	1
Amounts under IFRSs	國際財務報告準則下的金額		**344**	424

簡明中期財務資料補充資料
Supplementary Information to the Condensed Interim Financial Information

(以人民幣為單位)
(Expressed in Renminbi)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

(2) 中國會計準則和國際財務報告準則之重大差異對歸屬於本公司權益持有者的影響分析如下：

		Note 附註	**(Unaudited) (未經審計) As at 30 June 2013 於2013.6.30 RMB million 人民幣百萬元**	(Audited) (經審計) As at 31 December 2012 於2012.12.31 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的差異		**32,546**	32,740
Adjustments:	調整：			
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化	(b)	**274**	218
Accumulated loss attributed to non-controlling interests of a subsidiary	子公司非控制性權益以前年度應承擔的累計超額虧損	(c)	**(23)**	(23)
Government grants	撥款轉入	(d)	**(33)**	(35)
Adjustment arising from an associate's business combination under common control	聯營企業的同一控制下企業合併調整	(e)	**9**	10
Effect of the above adjustments on taxation	以上調整對税務的影響		**(69)**	(55)
Effect of the above adjustments on non-controlling interests	以上調整對非控制性權益的影響		**(17)**	(16)
Amounts under IFRSs	國際財務報告準則下的金額		**32,687**	32,839

簡明中期財務資料補充資料
Supplementary Information to the Condensed Interim Financial Information

（以人民幣為單位）
(Expressed in Renminbi)

(a) In accordance with PRC GAAP, losses on the housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(c) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(d) In accordance with PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(e) In accordance with PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

(a) 根據中國會計準則，本公司由南航集團統籌的住房補貼款按有關規定計入2001年1月1日未分配利潤。按照國際財務報告準則，上述住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期分攤至相關會計期間列支處理。

(b) 根據中國會計準則，外幣專門借款本金及利息的匯兑損益，應當予以資本化，計入符合資本化條件的資產的成本。根據國際財務報告準則，除了作為利息費用調整的外幣借款產生的匯兑損益部分可予以資本化外，其他均計入當期損益。

(c) 根據中國會計準則及國際財務報告準則，自2010年1月1日起，當子公司非控制性權益分擔的當期虧損超過了非控制性權益在該子公司期初股東權益中所享有的份額的，其餘額仍沖減非控制性權益。根據中國會計準則，該會計政策變更應進行追溯調整，而根據國際財務報告準則，該會計政策變更無需進行追溯調整。

(d) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其計入資本公積，否則，與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內由直線法攤銷計入當期損益。而按照國際財務報告準則的規定，與資產相關的政府補助應沖減相關資產的成本。

(e) 根據中國會計準則，本公司聯營企業在同一控制下的企業合併取得的子公司的資產和負債，按照賬面值計量，與支付的合併對價的差額調整股東權益。本公司按權益法核算並相應調整股東權益。根據國際財務報告準則，對合併中取得的子公司的資產和負債，按照公允價值計量，因此，本公司在按權益法核算時，對該聯營公司的報表按照與本公司國際財務報告準則會計政策一致的原則進行了調整。